Mail Stop 3561

July 31, 2006

Mr. Todd Sanders
President and C.E.O.
Sunset Brands, Inc.
10990 Wilshire Boulevard, Ste. 1220
Los Angeles, CA   90024

Re: Sunset Brands, Inc.
 Form 10-KSB
 Filed April 26, 2006
 File No. 000-51162

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures, page 28

1.   Revise your Item 307 disclosures to describe in greater detail the nature of the material weakness. In addition, disclose when the material weakness was identified, by whom, and when the material weakness first occurred.

2.   Revise your disclosure of the steps taken to remediate the internal weakness

to clarify the specific nature of your actions. For example, define "evaluation and remediation process" and "evaluation of the staffing, organizational structure, …" Tell us supplementally the current status of these steps and whether you have changed your procedures.

Statements of Operations, page F-3

3.   Revise to disclose that the amount of sales is presented on a net basis.

Statements of Cash Flows, page F-5

4.   You disclose that accounts receivable decreased $128,909 in 2005. Please provide a supplemental reconciliation of the balances of this account and identify each reconciling item.

5.   Please explain why you have included a bad debt write-off of $83,244 in the schedule of noncash investing and financing activities.

Note 1 – Nature of Operations and Significant Accounting Policies

Allowances for Accounts Receivable, page F-7

6.   Tell us the amount of the provision for merchandising and cash discount allowances for 2005 and 2004. Please reconcile the $189,132 ending balance of the allowance for accounts receivable as disclosed on the face of the balance sheet to the disclosures in the note stating the ending balances of the allowance for doubtful accounts is $24,000 and the allowance for projected merchandising and cash discount allowances is $141,024. Revise the disclosures for accuracy.

Revenue Recognition, page F-8

7.   You disclose that revenue is recognized upon shipment. Please revise to disclose how post-shipment obligations (e.g., rights of return, etc.) affect your timing of revenue recognition.

Note 2 - Business Combination, pages F-10 and F-11

8.   Provide a supplemental list of the components of the total amounts of Current Assets and Current Liabilities that are included in the purchase allocation.

9.   Please identify the reporting unit(s) to which you have allocated the goodwill recognized in conjunction with the US Mills acquisition. Provide the segment disclosures required by SFAS 131 in a separate note or tell us why they have not been disclosed.

Exhibits

10.   The language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section shall not be altered. Item 601(b)(31) of Regulation S-B states that the certification must be provided exactly as stated therein. Revise paragraph 5a of both certifications to replace "which could adversely effect" with "which are reasonably likely to adversely effect." Revise the CFO's certification to refer to "this annual report on Form 10-KSB."

Form 10-QSB/A for the interim period ended March 31, 2006

Note 1. Summary of Significant Accounting Policies, page 8

Share Based Compensation

11.   We noted that in the calculation of fair value for your employee stock options you used an expected volatility of 0% for the period ended March 31, 2005. Please revise or explain how you estimated the expected volatility considering the guidance of SFAS 123(R) A31-A34.

Item 9.01 Form 8-K/A filed June 23, 2006

Pro Forma financial statements

12.   In connection with your acquisition of U.S. Mills, please amend your 8-K to include a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet, as required by Item 310(c) and (d) of S-B. You were required to file a pro forma balance sheet before you filed the first post-merger balance sheet. You may not utilize your delinquent filing of the financial statements of US Mills to take advantage of the rule permitting

the omission of the pro forma balance sheet after a post-merger balance sheet
has been filed.

December 31, 2004 and 2003 Financial Statements of U.S. Mills

13. We note that the audit opinion covering the financial statements of US Mills
is qualified and therefore does not comply with Article 2 of Regulation S-X.
Please undertake to perform the necessary procedures such that the auditor
can issue an unqualified opinion and amend the Form 8-K to file the
unqualified opinion.

14. We noted the following significant deficiencies in the audited financial
statements;

- Total Assets and Total Liabilities are not presented on the Balance Sheets
- it appears that Total Liabilities plus Stockholders' Equity is not equal to the
assets presented on the Balance Sheets
- the Accumulated Deficit on the Balance Sheets does not agree to the
corresponding amount on the Statements of Stockholders' Equity
- Net Income (Loss) on the Statements of Operations does not agree to the
corresponding line on the Statement of Stockholders' Equity or the
Statements of Cash Flows
- the Statements of Operations contain a non-GAAP measure, i.e., Income
before Interest and Management Fees – Related Party
- Cash, End of Year on the Statements of Cash Flows does not agree to the
Cash presented on the Balance Sheets

Please revise to correct the above noted deficiencies and provide financial
statements in conformity with GAAP.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies